UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, May 19, 2005, and entitled “Orbotech Receives Injunction in its Patent Infringement Suit against Camtek”.

*        *        *        *        *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH RECEIVES INJUNCTION IN ITS PATENT INFRINGEMENT SUIT AGAINST CAMTEK

YAVNE, ISRAEL — May 19, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that on May 1, 2005, the District Court of Jerusalem ruled that its previously granted restraining order, relating to Camtek Ltd.’s apparent infringement of Orbotech’s Israeli patent covering an optical head used in PCB-AOI systems, will remain in force as a temporary injunction until final judgment is issued on Orbotech’s lawsuit. The Court also awarded Orbotech legal costs and attorney’s fees in respect this action.

The effect of this ruling is that Camtek may not manufacture, promote, sell, support or develop illumination heads that use elliptical reflectors, either directly or through its overseas subsidiaries.

Orbotech remains determined to take all appropriate and legitimate steps to protect its intellectual property and other assets where and whenever they come under threat.

Except for historical information, the matters discussed in this press release are subject to certain risks and uncertainties, including those detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance and Chief Financial Officer

Date: May 23, 2005